						Exhibit 12.01
Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

	Year Ended Dec 31, 2003	Year Ended Dec 31, 2004	Year Ended Dec 31, 2005	Year Ended Dec 31, 2006	Year Ended Dec 31, 2007	Six Months Ended June 30, 2008	Twelve Months Ended June 30, 2008

Earnings:
Pre-tax income	$175,604,686	$160,634,550	$182,280,019	$234,092,939	$234,861,907	$25,382,910	$206,883,852

Add Fixed Charges	42,582,265	42,234,286	52,379,698	66,973,329	61,064,499	39,163,208	67,198,619

Subtotal	218,186,951	202,868,836	234,659,717	301,066,268	295,926,406	64,546,118	274,082,471

Subtract:
Allowance for borrowed funds used during construction	538,624	1,661,732	2,232,715	4,486,530	3,989,406	1,609,666	4,217,374

Total Earnings	217,648,327	201,207,104	232,427,002	296,579,738	291,937,000	62,936,452	269,865,097

Fixed Charges:
Interest on long-term debt	36,899,911	36,890,073	42,117,662	50,300,510	50,860,392	29,936,470	55,332,436
Interest on short-term debt and other interest charges	2,443,702	2,246,574	7,314,465	14,300,066	8,047,086	8,200,808	9,779,974
Calculated interest on leased property	3,238,652	3,097,639	2,947,571	2,372,753	2,157,021	1,025,930	2,086,209

Total Fixed Charges	$42,582,265	$42,234,286	$52,379,698	$66,973,329	$61,064,499	$39,163,208	$67,198,619

Ratio of Earnings to Fixed Charges	5.11	4.76	4.44	4.43	4.78	1.61	4.02